SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2007	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: May 1, 2007	By:	/s/ Gary J. Daniel
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 07-010 dated May 1, 2007

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium to proceed with construction of world scale nitrogen facility	07-010 Date: May 1, 2007 Contact: Investor/Media Relations: Richard Downey Senior Director, Investor Relations Phone (403) 225-7357 Christine Gillespie Manager, Investor Relations Phone (403) 225-7437

ALL AMOUNTS ARE STATED IN U.S.$	Contact us at: www.agrium.com

Agrium Inc. (TSX:AGU) (NYSE:AGU) announced today that it and its project co-owners are proceeding with the construction of a world scale nitrogen facility to be located in Damietta, Egypt, with completion expected in 2010. The plant will be designed and built by Uhde GmbH and consist of two ammonia and urea trains with a combined capacity of 1.3 million tonnes of urea and 100,000 tonnes of net ammonia.
“This is an outstanding opportunity for Agrium to construct and operate a facility in an area with long-term, competitively priced gas, prime access to world markets, and an efficient, well-educated workforce. Our project co-owners bring local business knowledge, energy supply and distribution expertise, which combined with our expertise in marketing and operations, positions this project very well, and we expect the facility to have one of the lowest operating costs in the world,” said Mike Wilson, Agrium President and CEO.
Agrium will have a 60 percent interest in the EAgrium joint venture. Egyptian government owned entities EChem and EGAS will hold a 24 percent interest in the joint venture, and GASCO, the national operator of the gas distribution grid, will hold a nine percent interest. The Arab Petroleum Investment Corporation (APICORP) will hold the remaining seven percent interest. Agrium is to be the exclusive marketer of the nitrogen products exported from this facility.
The lump sum turn-key project is scheduled to commence by May 15, 2007, with the first train expected to be complete the first half of 2010 and the second train to be complete by the end of 2010. The construction cost of the facility and related infrastructure is forecast to be approximately $1.2-billion. The majority of the project is expected to be financed through non-recourse debt, with the remainder funded by equity contributions from the co-owners. The project is conditional on a lender financing commitment.
About Agrium
Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties as well as various assumptions and business sensitivities, including those referred to in the MD&A section of the Corporation’s most recent Annual Report to Shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, plans to finance and completing project financing as anticipated, changes in development plans, capital construction costs, construction progress, and potential delays in building the facility and related infrastructure, availability of equipment and labor, performance of other parties, risks associated with technology, political risks, including civil unrest, actions by armed groups or conflict, general economic, market and business conditions, weather conditions, future global supply, demand and price conditions for nitrogen, regional and global prices and availability of natural gas, the exchange rates for U.S., Canadian, and Euro currencies, Egyptian governmental and regulatory requirements, actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof, future fertilizer inventory levels, future crop prices, ethanol prices, future levels of nitrogen imports into North America and foreign markets, potential constraints in the transportation of fertilizer to reach customers during peak seasonal demand, future additional fertilizer capacity and operating rates, timing of facility turnarounds, maintenance and production rates at our facilities. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.